May 9, 2019

Valerie J. Lithotomos, Esq.

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Sprott ETF Trust

File Nos. 333-227545 and 811-23382

Dear Ms. Lithotomos:

Sprott ETF Trust (the “Registrant”) on September 26, 2018 (the “Filing Date”) filed a registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to offer shares of Sprott Gold Miners ETF and Sprott Junior Gold Miners ETF (each individually a “Fund” and together the “Funds”). On March 28, 2019, the Registrant filed an amendment to the N-1A (the “Amendment”) to address staff comments. On April 3, 2019 you provided verbal comments on the Amendment to the undersigned who received those comments on behalf of the Registrant.

Please find below a list of those comments and the Registrant’s responses as requested, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Terms used and not defined herein shall have the meanings assigned to them in the registration statements.

1.

Comment: With regard to the Adviser’s recoupment of waived fees pursuant to an expense limitation agreement, please revise all recoupment disclosure to state that the recapture period for the waived fees will be three years from the date of the waiver rather than the end of the fiscal year in which the fees were waived.

Response: The Registrant has revised the disclosure where applicable to read (italics added for emphasis): “The Fund will not be obligated to pay any such deferred fees and expenses more than three years after the particular date in which the fee and expenses was deferred.”

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727	bs

THOMPSON HINE LLP ATTORNEYS AT LAW	1919 M Street, N.W. Suite 700 Washington, D.C. 20036-3537	www.ThompsonHine.com O: 202.331.8800 F: 202.331.8330

Valerie J. Lithotomos, Esq.

May 9, 2019

2.

Comment: Please provide the staff with a courtesy copy of the “white paper” or similar documentation that describes the detailed index methodologies for each Underlying Indices. We may have more comments after we review the white papers.

Response: The requested documentation has been provided.

3.

Comment: Each Fund’s investment objective is to provide investment results that “correspond generally” to the performance of an index. Please replace “correspond generally” with a less ambiguous characterization.

Response: Each Fund’s investment objective and principal strategy has been revised to remove the word “generally”.

4.

Comment: The Predecessor Funds are passively managed funds, yet had portfolio turnover rates of 101% (Sprott Gold Miners ETF) and 74% (Sprott Junior Gold Miners ETF). Please explain why the turnover rates have been so high. Does the Trust expect to have similar portfolio turnover rates in the future?

Response: The indexes tracked by the Predecessor Funds are reconstituted and rebalanced quarterly, and each Fund must adjust its portfolio to track the newly reconstituted and rebalanced index. When rebalancing occurs certain positions may be increased or decreased, but the whole portfolio is not bought and sold. This process, which is common to all index funds, contributes to the portfolio turnover rates. Some indexes, such as the S&P 500, have few changes to constituents due to their methodology and employ sophisticated optimization methods, which results in unusually low portfolio turnover rate for certain ETFs that track them. We anticipate that the Funds’ turnover rates will be similar to those that the Predecessor Funds have experienced; however, turnover rates are difficult to predict.

5.

Comment: The capitalization range disclosed in the prospectuses is the minimum capitalization for the Index securities. Please also disclose the maximum market capitalization range of Index securities, given that the risk factors for each Fund include Micro, Small, and Mid-Capitalization.

Response: Because mining sectors consistent mostly of small and mid-sized capitalization companies, it’s generally difficult to state with any certainty what the maximum capitalization will be for a portfolio security. Neither Underlying Index will include large-capitalization companies.

Valerie J. Lithotomos, Esq.

May 9, 2019

6.

Comment: Sprott Junior Gold Miners ETF’s Principal Investment Strategy states that “junior companies include early stage mining companies that are in the exploration stage only or that hold properties that might not ultimately produce gold.” Please provide a comprehensive definition of “Junior Gold Miners.”

Response: The Registrant has revised the disclosure where applicable to read (italics added for emphasis): “Junior companies include early stage mining companies that are in the exploration stage only or that hold properties that might not ultimately produce gold. Most of these companies are in the development and exploration phase and are on the lookout for land with a higher chance for uncovering large mineral deposits.”

7.	Comment: Please add Cybersecurity Risk to each Fund’s principal investment risks.

Response: The Registrant has added the requested disclosure.

8.	Comment: Please add the initial capitalization representation required by Item 35 of Form N-1A.

Response: The Registrant filed the required certified financial statements showing the initial capital received within the N-1A/A filed on March 28, 2019. Therefore no undertaking to file an amendment to the Registration Statement is necessary.

9.	Comment: Please state, if accurate, that a company in the either New Index will be classified as a gold mining company if it earns over 50% of its revenue from the mining of gold.

Response: Each Fund’s principal investment strategies have been revised to state that a company in its respective Underlying Index will be classified as a gold mining company if it earns over 50% of its revenue from the mining of gold.

10.	Comment: Please clarify the Funds’ investment in gold and silver mining companies.

Response: The Registrant clarified in the principal investment strategy of each Fund that 80% of the respective Fund’s investments will be made in gold mining companies and removed references to silver mining companies.

11.	Comment: Please describe Solactive AG’s relationship to each Fund’s Underlying Index (the “New Indexes”).

Response: Solactive AG created the New Indexes and has ownership of the New Indexes. Solactive AG has entered into a licensing agreement with Sprott Asset Management LP to use the Indexes in connection with the offering of financial products, including the New Funds. Sprott Asset Management LP in turn has entered into a sub-licensing Agreement with the New Funds that allows them to use the respective indexes.

Valerie J. Lithotomos, Esq.

May 9, 2019

12.	Comment: Please state what the FactSet Revere Business Industry Classification System is.

Response: The FactSet Revere Business Industry Classification System (“RBICS”) has been developed by FactSet, a company that, among other things, offers indexing services including ways to classify companies. RBICS is a comprehensive structured taxonomy to classify companies. It combines a bottom-up approach of analyzing companies according to the products and services they provide with a top-level grouping based on companies’ behavior similarities and stock co-movement, which results in over 1,400 sector groups.

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Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	John Ciampaglia, Sprott ETF Trust